Exhibit 99.2

Updates to the Economic valuation of Din Dynamic Ltd – September 18, 2008

PAGE 17, CLAUSE 2.3

Following are historical data regarding the development of the number of subscribers in the various companies, in thousands. (It should be noted that, apparently, there are differences in the categorization of subscribers between the various companies, and that, from time to time in some of the companies changes are made in the definitions of subscriber/active subscriber, which also makes it difficult to compare the companies over the years):

End of calendar year	Pelephone	Partner	Cellcom
2007	2,622	2,800	3,073
2006	2,427	2,688	2,884
2005	2,343	2,529	2,603

PAGE 26, CLAUSE 4

Volumes of Activity

The chain exhibits consistent growth in terms of sales turnovers in 2004 – 2006, and a slight decline in sales in 2007. Dynamica’s annual sales in recent years are as follows (in NIS millions):

Following are the volumes of revenues from sales of cellular phones to end customers 2004 – 2007 (in NIS millions):

Following are the annual rates of increase in the quantity of phones sold to end customers between 2005 – 2008*:

* The assessment of the growth rates for 2008, according to the actual results during the first half of 2008.

The Company recorded high annual growth rates in the number of phones sold to end customers in 2005 – 2006, as the outcome of the general increase in the volume of activity by the chain, mainly following the acquisition of the “See Communications” chain of operations at the scope of 14 counters and stores by the end of the third quarter of 2005, while, after the volumes of activity stabilized in 2007, more moderate growth was recorded, of about 4% in 2007 and 3% in 2008.

PAGE 28, CLAUSE 1

Condensed Statement of Income

The following are the Company’s condensed business results for the years 2006-2007, as well as for the first half of 2008 (NIS thousands):

	1-6 2008%		1-6 2007%		Year 2007%		Year 2006%
Revenues	68,077	100.0%	61,271	100.0%	138,180	100.0%	141,099	100.0%
Total operating expenses	*66,669	97.9%	59,100	96.5%	129,170	93.5%	131,867	93.5%
Operating Income	*1,408	2.1%	2,171	3.5%	9,010	6.5%	9,232	6.5%

Source: Data for January – June 2008 are based on the note on business sectors in the June 2008 financial statements of Suny Electronics Ltd. (financial statements in conformance with the IFRS). Data for the years 2007 and 2006 are based on the note on business sectors presented in the financial statements for the year 2007 of Suny Electronics Ltd. (financial statements in conformance with Israeli financial reporting standards).

*   The operating expenses in the first half (January – June) of 2008 include management fee expenses totalling some NIS 2 million. After neutralizing these management fees, which the Company’s Management advised us are within the scope of nonrecurring expenses, the operating income for the first half was some NIS 3.4 million. It should be noted that, in Giza-Singer-Even’s valuation, which is specified in Chapter 7 hereunder, it was assumed that the operating income during the second half would reach a volume of some NIS 6.2 million. The improvement in the results during the second half is based on the Company Management’s assessments, which we have adopted in relation to the savings and streamlining of service expenses and labor costs, at the volume of some NIS 2 million, which are to be achieved during the second half of 2008.

Sales – In 2007, the Company recorded a slight decrease in the volume of sales compared to 2006, which derived primarily from the decline in the average selling price of cellular phones sold by the group, which was significantly impacted by the devaluation of the US dollar in 2007, compared to 2006 (revenue from sales of cellular phones to end customers of some NIS 96 million in 2007, compared to revenues of some NIS 105 million in 2006).

During the first half of 2008 a rise in the volume of sales was recorded in relation to the corresponding half year in 2007. According to the Company’s clarifications, the aforesaid rise derives mainly from an increase in the volume of cellular phone sales as well as from the moderate rise in the prices of the handsets in relation to 2007.

Operating income – In 2007, the operating income declined slightly as a result of the decrease in the volumes of the Company’s revenues. The operating income ratio in 2007 is the same as the ratio recorded in 2006. The operating expenses in the first half of 2008 include, as stated, expenses of the management fee to Suny Electronics at the sum of about ILS 2 million. The operating income ratio, after neutralizing the management fee expenses in the first half of 2008, reaches about 4.9% compared to the operating income ratio of about 3.5%, an improvement deriving, for the most part, from the increase in revenues as well as from streamlining and savings in expenses of repairing handsets under service.

PAGE 33, CLAUSES 3 AND 4

3.	Direct Expenses

The direct expenses consist of the following principal items:

—	Cost of sales: The ratio of cost of sales to sales assumed in 2012 is higher by about 1%, compared with the estimated ratio of cost of sales to sales in 2008, erosion reflects our assessment regarding the effect of the competition on the gross margin.

—	Direct wages: the direct wages in 2008 were computed on the basis of actual wages in the first half of 2008. In subsequent years, according to the Company’s clarifications and based on our accumulated experience, which was not based on the Company’s actual data, a flexibility of 40% in relation to the turnover has been assumed (e.g. a 10% increase in sales will result in a 4% increase in such costs).In order to meet the projected sales volumes, the Company is required to recruit additional manpower.At the same time, since large-scale activity also implies economies of scale, the absolute growth in wages will be lower than the rate of increase in sales.We have further assumed a real increase of 2% in wages paid to the direct employees during those years.

—	Branch maintenance expenses: more than 95% of these expenses are fixed expenses – rent, electricity, water, maintenance, telephone, etc. It was assumed that these expenses shall increase by 0.5% per annum, this due to the expected addition to rent expenses after new branches open.

4.	Indirect Expenses

The Company’s indirect expenses are comprised of the following items:

a.	Operating and computer expenses

b.	Depreciation expenses

c.	Selling and marketing expenses

d.	Administrative and general expenses

These expenses (except for the depreciation expenses) increase between 2008 – 2012 according to the rates of the increase in sales. In 2010, the volume of indirect expenses is lower by about NIS 170,000 in relation to the expenses in 2009, due to the fact that the Company’s depreciation expenses diminish in 2010, as a result of the completion of the amortization of the value of office equipment.

PAGE 37, CLAUSE 12

Following is a sensitivity analysis of the value of the Company’s operations in relation to the total revenues in each of the years of the model, and in relation to the operating income ratio in each of the years of the model:

		Change in the total revenues
		-5.0%	-2.5%	0%	2.5%	5.0%
Change in the operating income ratio	-1.0%	60,191	61,141	62,091	63,042	63,992
	-0.5%	64,280	65,338	66,396	67,454	68,512
	0	68,370	69,536	70,701	71,867	73,032
	0.5%	72,460	73,733	75,006	76,279	77,553
	1.0%	76,550	77,930	79,311	80,692	82,073